# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mission Produce, Inc., CIK 0001802974
CUSIP: 60510V108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001825885

## Reporting persons
- Gonzalez Luis A: type of reporting person: individual (IN); citizenship or place of organization: Peru (R5); sole voting power 37,511; shared voting power 7,980,143; sole dispositive power 37,511; shared dispositive power 7,980,143; aggregate amount beneficially owned 8,017,654 (9.2% of the class)
  Comment: Total shares is comprised of (i) 37,511 shares of common stock held directly, (ii) 309,999 shares held by an affiliated corporation referred to as Corp SA 1, (iii) 275,000 shares held by an affiliated corporation referred to as Corp SA 2, (iv) 310,000 shares held by an affiliated corporation referred to as Corp SA 3, (v) 111,001 shares held by an affiliated corporation referred to as Corp SA 4, and (vi) 6,974,143 shares held by Beldar Enterprises. Mr. Gonzalez and Ms. Vallejos Hinojosa indirectly share power to vote and dispose of all of the shares held by these entities. Mr. Gonzalez and Ms. Vallejos Hinojosa have shared pecuniary interest during their lifetimes in the shares held by Corp SA 1, Corp SA 2, Corp SA 3 and Corp SA 4, corporations organized under the laws of Panama. Ms. Vallejos Hinojosa has full pecuniary interest in the shares held by Beldar Enterprises. Mr. Gonzalez does not have any direct pecuniary interest in the shares held by Beldar Enterprises and disclaims beneficial interest in such shares.
  
  Based on 87,678,404 outstanding shares of common stock as of 6/30/2026.
- Vallejos Hinojosa Rosario del Pilar: type of reporting person: individual (IN); citizenship or place of organization: Peru (R5); sole voting power 0; shared voting power 7,980,143; sole dispositive power 0; shared dispositive power 7,980,143; aggregate amount beneficially owned 7,980,143 (9.1% of the class)
  Comment: Represents (i) 309,999 shares held by an affiliated corporation referred to as Corp SA 1, (ii) 275,000 shares held by an affiliated corporation referred to as Corp SA 2, (iii) 310,000 shares held by an affiliated corporation referred to as Corp SA 3, (iv) 111,001 shares held by an affiliated corporation referred to as Corp SA 4, and (v) 6,974,143 shares held by Beldar Enterprises. Mr. Gonzalez and Ms. Vallejos Hinojosa indirectly share power to vote and dispose all of the shares held by these entities. Mr. Gonzalez and Ms. Vallejos Hinojosa have shared pecuniary interest during their lifetimes in the shares held by Corp SA 1, Corp SA 2, Corp SA 3 and Corp SA 4, corporations organized under the laws of Panama. Ms. Vallejos Hinojosa has full pecuniary interest in the shares held by Beldar Enterprises. Mr. Gonzalez does not have any direct pecuniary interest in the shares held by Beldar Enterprises and disclaims beneficial interest in such shares.
  
  Based on 87,678,404 outstanding shares of common stock as of 6/30/2026.

## Item 1. Issuer
Name of issuer: Mission Produce, Inc.
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, CA 93030

## Item 2. Person Filing
Name of person filing:
Gonzalez Luis A
Vallejos Hinojosa Rosario del Pilar
Address of principal business office or, if none, residence: 2710 Camino Del Sol, Oxnard, CA 93030
Citizenship:
Gonzalez Luis A - Peru and Italy
Vallejos Hinojosa Rosario del Pilar - Peru

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mr. Gonzalez may be deemed to beneficially own 8,017,654 shares of the Issuer's common stock, and Ms. Vallejos Hinojosa may be deemed to beneficially own 7,980,143 shares of the Issuer's common stock.
Percent of class:
Mr. Gonzalez: 9.2% (1)
Ms. Vallejos Hinojosa: 9.1% (1)
(1) Based on 87,678,404 outstanding shares of common stock as of 6/30/2026.
Sole power to vote or to direct the vote:
Mr. Gonzalez: 37,511
Ms. Vallejos Hinojosa: 0
Shared power to vote or to direct the vote: For Mr. Gonzalez and Ms. Vallejos Hinojosa a total of 7,980,143 shares of common stock, based on: (i) 309,999 shares held by an affiliated corporation referred to as Corp SA 1, (ii) 275,000 shares held by an affiliated corporation referred to as Corp SA 2, (iii) 310,000 shares held by an affiliated corporation referred to as Corp SA 3, (iv) 111,001 shares held by an affiliated corporation referred to as Corp SA 4, and (v) 6,974,143 shares held by Beldar Enterprises. Mr. Gonzalez does not have any direct pecuniary interest in the shares held by Beldar Enterprises and disclaims beneficial interest in such shares.
Sole power to dispose or to direct the disposition:
Mr. Gonzalez: 37,511
Ms. Vallejos Hinojosa: 0
Shared power to dispose or to direct the disposition: For Mr. Gonzalez and Ms. Vallejos Hinojosa a total of 7,980,143 shares of common stock, based on: (i) 309,999 shares held by an affiliated corporation referred to as Corp SA 1, (ii) 275,000 shares held by an affiliated corporation referred to as Corp SA 2, (iii) 310,000 shares held by an affiliated corporation referred to as Corp SA 3, (iv) 111,001 shares held by an affiliated corporation referred to as Corp SA 4, and (v) 6,974,143 shares held by Beldar Enterprises. Mr. Gonzalez does not have any direct pecuniary interest in the shares held by Beldar Enterprises and disclaims beneficial interest in such shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gonzalez Luis A: /s/ Luis A. Gonzalez, Luis A. Gonzalez (07/31/2026)
- Vallejos Hinojosa Rosario del Pilar: /s/ Rosario del Pilar Vallejos Hinojosa, Rosario del Pilar Vallejos Hinojosa (07/31/2026)